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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              Date: October 9, 2002


                                     UBS AG
                               (Registrant's Name)

                   Bahnhofstrasse 45, Zurich, Switzerland, and
                      Aeschenvorstadt 1, Basel, Switzerland
                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F  |X|            Form 40-F  |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes |_|                   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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Media release

For immediate release

UBS launches new share buyback program

On 9 October 2002, UBS will commence a share buyback program leading to the cancellation of shares. The new program succeeds the one in force since March 2002, under which UBS has already repurchased shares with CHF 5 billion, the maximum buyback limit established for the program.

Zurich / Basel, 9 October 2002 - A second trading line on the virt-x exchange will be in operation for the share buyback which can run until 5 March 2003. UBS will use this second line to repurchase its own registered shares, which, together with those bought back under the earlier 2002 program, will be cancelled on approval at next year's Annual General Meeting. The buyback program is aimed primarily at institutional investors and allows the repurchased shares to be cancelled in a tax-efficient manner.

For the new program, the Board of Directors has established a maximum buyback limit of CHF 3 billion. This equates to approximately 4.6% of the bank's total share capital. While maintaining its strong capitalization and ratings, UBS is committed to returning to shareholders capital in excess of its business needs. Strong cashflow generation, a reduction in the equity required to support ongoing business and strict capital discipline contributed to a BIS Tier 1 Ratio of 11.8% at 30 June 2002.

This buyback via a second trading line succeeds the program started in March of this year. A total of 67,700,000 shares were acquired at an average price of CHF
73.84 between 6 March 2002 and 8 October 2002, bringing the aggregate value of shares purchased up to the established buyback limit of CHF 5 billion. These shares will be cancelled following approval by next year's AGM.


UBS


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UBS cautions that this press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are found in various places throughout this press release and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macroeconomic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of our customers, obligors and counterparties, and (6) the risk factors and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports with the Securities and Exchange Commission.

      This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-3 (Registration Numbers 333-64844; 333-62488; 333-62488-01 to -04; 333-52832;
333-52382-01 to -03; 333-46216; 333-46216-01 and -02; and 333-46930) and on Form
S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212;
and 333-49210), and the registration statement of Corporate Asset Backed Corporation on Form S-3 (Registration Number 333-61522), and into any outstanding offering circular that incorporates by reference any Form 6-K's of UBS AG that are incorporated into its registration statements filed with the SEC.

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       UBS AG



                                       By:    /s/ Robert Dinerstein
                                           -------------------------
                                            Name:  Robert Dinerstein
                                            Title  Managing Director

                                       By:   /s/ Robert Mills
                                           -------------------------
                                            Name:  Robert Mills
                                            Title: Managing Director


Date:  October 9, 2002